Exhibit 99.3

Draft Form

THOMSON REUTERS CORPORATION

— and —

THOMSON REUTERS PLC

EQUALIZATION AND GOVERNANCE AGREEMENT

April   , 2008

	10.4 Interpretation of Section 10	27

11.	Termination	27

12.	Personal Rights Only	28

	12.1 No Third Party Beneficiaries	28

	12.2 Personal Rights	28

13.	Issue of TR Corporation Equalization Share	28

14.	Issue of Special Voting Shares	28

15.	Relationship with Other Documents	29

16.	Miscellaneous	29

	16.1 Business Day	29

	16.2 Regulatory	29

	16.3 No Assignment	29

	16.4 No Waiver	29

	16.5 No Partnership	29

	16.6 Invalidity of Provisions	30

	16.7 Amendment	30

	16.8 Enurement	30

17.	Notices	30

18.	Counterparts	31

19.	Governing Law	31

20.	Submission to Jurisdiction	31

21.	Arbitration	31

ii

EQUALIZATION AND GOVERNANCE AGREEMENT

THIS AGREEMENT is made on April   , 2008 between:

(1)                                  THOMSON REUTERS CORPORATION, an Ontario corporation having its registered office at Suite 2706, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1, Canada (“TR Corporation”); and

(2)                                  THOMSON REUTERS PLC, a public limited company incorporated in England and Wales (Registered No. 6141013) having its registered office at First Floor, The Quadrangle, 180 Wardour Street, London, United Kingdom, W1A 4YG (“TR PLC”).

RECITALS:

(A)                              TR Corporation and Reuters are parties to the Implementation Agreement, pursuant to which TR Corporation has agreed to acquire Reuters by implementing the DLC Structure.

(B)                                Accordingly, TR Corporation and TR PLC have agreed that the implementation, management and operation of the TR Group shall be undertaken in accordance with the terms of this Agreement.

1.                                      DEFINITIONS AND INTERPRETATION

1.1                               Definitions

In this Agreement, unless the context otherwise requires:

“Action” means, in relation to TR Corporation or TR PLC, any Distribution or action affecting the amount or nature of issued share capital of TR Corporation or TR PLC, including any offer by way of rights, bonus issue, sub-division or consolidation, repurchase or buy-back, or offer to purchase, or amendment of the rights of any Shares, or a series of one or more such actions;

“Affiliate” means, with respect to any Person, any Person that Controls such Person, is Controlled by such Person or is under common Control with such Person;

“Applicable Laws” means:

(a)                                  any applicable law, statute, rule or regulation and any judgment, order, decree, licence, permit, directive or requirement of any Governmental Agency having jurisdiction over TR Corporation and/or TR PLC; and

(b)                                 the rules, regulations, and guidelines of:

(i)                                   any stock exchange or other trading market on which any shares or other securities or depositary receipts representing such shares or securities of either TR Corporation or TR PLC are listed, traded or quoted; and

(ii)                                any other body with which entities with securities listed or quoted on such exchanges customarily comply,

(but, if not having the force of law, only if compliance with such directives, requirements, rules, regulations or guidelines is in accordance with the general practice of Persons to whom they are intended to apply), in each case for the time being in force and taking account of all exemptions, waivers or variations from time to time applicable (in particular situations or generally) to TR Corporation or TR PLC, as the case may be;

“Associate”, where used to indicate a relationship with any Person, means:

(a)                                  any issuer of which such Person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the issuer for the time being outstanding;

(b)                                 any partner of that Person;

(c)                                  any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity;

(d)                                 any relative of that Person who resides in the same home as that Person;

(e)                                  any Person who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage; or

(f)                                    any relative of a Person mentioned in clause (e) above who has the same home as that Person;

“Beneficial Ownership”, with respect to any securities, means direct or indirect beneficial ownership of, or control or direction over, those securities; and the words “Beneficial Owner” and “Beneficially Own” and similar words have corresponding meanings;

“Board” means the TR Corporation Board or the TR PLC Board as the context may require, and “Boards” means, collectively, the TR Corporation Board and the TR PLC Board;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for business in the City of Toronto, New York and London;

“Class Rights Action” means any of the actions listed in Section 6.1;

“Completion” means the time at which the steps set out in Section 6.2 of the Implementation Agreement have been completed;

“Control” means:

(a)                                  when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person (in the case of TR Corporation or TR PLC, either alone or together with TR PLC and TR Corporation, respectively) at the relevant time of shares of such corporation carrying more than the greater of (i) 50 per cent of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and (ii) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that is sufficient to elect a majority of the directors of such corporation; and

(b)                                 when applied to the relationship between a Person and a partnership, joint venture or other unincorporated entity, the beneficial ownership by such Person (in the case of TR Corporation or TR PLC, either alone or together with TR PLC and TR Corporation, respectively) at the relevant time of more than 50 per cent of the ownership interests of the partnership, joint venture or other unincorporated entity in circumstances where it can reasonably be expected that such Person directs or has the power to direct the affairs of the partnership, joint venture or other unincorporated entity;

and the words “Controlled by”, “Controlling” and “under common Control with” and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership, joint venture or other unincorporated entity (the “second-mentioned Person”) shall be deemed to Control a corporation, partnership, joint venture or other unincorporated entity which is Controlled by the second-mentioned Person and so on;

“Convertible Securities” means any securities (including rights, warrants and options) carrying any purchase, exercise, conversion or exchange rights, pursuant to which the holder of such securities may acquire voting securities or other securities convertible into or exercisable or exchangeable for voting securities (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency);

“Cross-Guarantees” means, collectively, the TR Corporation Guarantee and the TR PLC Guarantee;

“Disputes” has the meaning given in Section 21(A);

“Distribution” means, in relation to TR Corporation or TR PLC, any dividend or other distribution, whether of income or capital, and in cash or any other form, made by such company or any of its Subsidiaries to the holders of such company’s Shares;

“DLC Equalization Principle” means the principles set out in Section 3, in particular Section 3.1;

“DLC Structure” means the dual listed company structure effected pursuant to this Agreement and the transactions contemplated hereby, including the Special Voting Share Agreement, the TR Corporation Articles and By-Laws, the TR PLC Memorandum and Articles and the Cross-Guarantees;

“Economic Equivalence” has the meaning given in Section 10.4(B);

“Equalization Ratio” means, at any time, the ratio of (i) one to (ii) the TR PLC Equivalent Number at such time;

“equity equivalents” has the meaning given in Section 3.3(C);

“Equivalent Distribution” has the meaning given in Section 4.1(A);

“Final Award” has the meaning given in Section 21(F);

“Governmental Agency” means a court of competent jurisdiction, any government or any governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the UK Panel on Takeovers and Mergers, the European Commission, the London Stock Exchange, the UK Listing Authority, the Canadian securities regulatory authorities, the TSX, the U.S. Securities and Exchange Commission, the NYSE and NASDAQ;

“Group” means, in relation to TR Corporation, the TR Corporation Group or, in relation to TR PLC, the TR PLC Group, as the context requires;

“Implementation Agreement” means the Implementation Agreement entered into between TR Corporation, Reuters, The Woodbridge Company Limited and TR PLC dated May 15, 2007;

“Insolvency Notice” means, in relation to TR PLC, the notice that it shall provide to TR Corporation pursuant to Section 10.1(A) and, in relation to TR Corporation, the notice that it shall provide to TR PLC pursuant to Section 10.2;

“Insolvency Notice Date” means the date a party receives or is deemed to receive an Insolvency Notice from the other party;

“Interest”, save for the purposes of Section 7.6, has the meaning given in Section 8.2.1(E);

“Joint Electorate Action” has the meaning given in Section 5.1;

“Liquidation” means, with respect to either TR Corporation or TR PLC, any liquidation, winding up, receivership, dissolution, insolvency or equivalent or analogous proceedings pursuant to which the assets of such company will be liquidated and distributed to creditors and other holders of provable claims against such company;

“London Stock Exchange” means the London Stock Exchange plc;

“Market Capitalization”, in relation to TR Corporation, means the total value of all issued TR Corporation Common Shares (determined by reference to the closing price of those shares on the relevant day on the stock exchange on which it has its highest daily average trading volume over the 30 trading days prior to such day);

“Matching Action” means, in relation to an Action of TR Corporation (the “Primary Action”), an Action by TR PLC the overall effect of which, as determined by the Boards, is such that when taken together with the Primary Action, the economic benefits and voting rights in relation to Joint Electorate Actions of a holder of a TR PLC Ordinary Share relative to the rights of a holder of a TR Corporation Common Share are maintained in proportion to the then prevailing Equalization Ratio;

“NASDAQ” means the National Association of Security Dealers, Inc. Automated Quotations System;

“NYSE” means the New York Stock Exchange, Inc.;

“OBCA” means the Business Corporations Act (Ontario);

“Ordinary Resolution”, with respect to TR Corporation, has the meaning given in the OBCA, and, with respect to TR PLC, has the meaning given in the UK Companies Act;

“Permitted Bid Acquisition” has the meaning given in Section 8.2.1(F);

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative;

“Procedural Resolutions” has the meaning given in Section 7.5;

“Proven Creditors” means all Persons that the liquidator or trustee in bankruptcy or similar person of TR PLC has established as ranking in priority to the holders of TR PLC Ordinary Shares and who would be entitled to a payment as a result of the liquidation, insolvency or bankruptcy of TR PLC;

“Qualifying Take-Over Bid” has the meaning given in Section 8.2.1(G);

“Reuters” means Reuters Group PLC, a public company incorporated in England and Wales (Registered No. 3296375) having its registered office at The Reuters Building, South Colonnade, Canary Wharf, London, E14 5EP, United Kingdom;

“Securities Intermediary” has the meaning attributed thereto in the Securities Transfer Act;

“Securities Transfer Act”  means the Securities Transfer Act (Ontario);

“Shareholder Rights Plan” means a plan adopted by TR Corporation or TR PLC which provides for a distribution to all holders of its Shares and/or Shares of the other company of rights which entitle such holders (other than a Person in respect of whom TR Corporation and TR PLC are taking actions to procure a Qualifying Take-Over Bid pursuant to Section 8.1.3) to subscribe for or to purchase its Shares at a price which is substantially less than the market value thereof;

“Shares” means, in relation to TR Corporation, the TR Corporation Common Shares and, in relation to TR PLC, the TR PLC Ordinary Shares;

“Special Resolution”, with respect to TR Corporation, has the meaning given in the OBCA, and, with respect to TR PLC, has the meaning given in the UK Companies Act;

“Special Voting Share” means, in relation to TR Corporation, the TR Corporation Special Voting Share and, in relation to TR PLC, the TR PLC Special Voting Share;

“Special Voting Share Agreement” means the Special Voting Share Agreement, dated as of April   , 2008, by and among TR Corporation, TR PLC, the TR Corporation Special Voting Share Trustee and the TR PLC Special Voting Share Trustee relating, inter alia, to how each Special Voting Share is to be voted;

“Subsidiary”, with respect to any Person, means a Person Controlled by such Person;

“Take-Over Bid Thresholds” has the meaning given in Section 8.2.1(H);

“Tax” or “Taxes” means any taxes, levies, imposts, deductions, charges, withholdings or duties levied by any authority (including goods and services taxes, value added taxes and any other stamp and transaction duties) (together with any related interest, penalties, fines and expenses in connection with them);

“Tax Benefit” means any credit, rebate, exemption, deduction or benefit in respect of Tax available to any Person;

“Tribunal” has the meaning given in Section 21(C);

“Triggering Event” has the meaning given in Section 8.1.3;

“TR Corporation Articles” means the articles of incorporation of TR Corporation;

“TR Corporation Articles and By-Laws” means the TR Corporation Articles and the TR Corporation By-Laws;

“TR Corporation Board” means the board of directors of TR Corporation (or a duly authorized committee of the board of directors of TR Corporation) from time to time;

“TR Corporation By-Laws” means the by-laws of TR Corporation;

“TR Corporation Common Shares” means the issued and outstanding common shares of TR Corporation from time to time, as the same may be subdivided or consolidated from time to time and any capital shares into which such common shares may be reclassified, converted or otherwise changed;

“TR Corporation Entrenched DLC Provisions” has the meaning given in the TR Corporation Articles;

“TR Corporation Equalization Share” means the equalization share in the capital of TR Corporation;

“TR Corporation Group” means, collectively, TR Corporation and its Subsidiaries from time to time, and a member of the TR Corporation Group means any one of them;

“TR Corporation Guarantee” means the deed of guarantee dated as of April   , 2008 between TR Corporation and TR PLC whereby TR Corporation agrees to guarantee certain obligations of TR PLC for the benefit of creditors of TR PLC;

“TR Corporation Special Voting Share” means the special voting share in TR Corporation;

“TR Corporation Special Voting Share Trust” means the trust created by the TR Corporation Special Voting Share Trust Deed;

“TR Corporation Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR Corporation Special Voting Share Trust, and includes any successor trustee of the TR Corporation Special Voting Share Trust;

“TR Corporation Special Voting Share Trust Deed” means the agreement dated as of April   , 2008 between TR Corporation, as settlor, and the TR Corporation Special Voting Share Trustee;

“TR Group” means, collectively, the TR Corporation Group and the TR PLC Group operating as a unified group pursuant to the DLC Structure;

“TR PLC ADS” means an American Depositary Share of TR PLC listed on NASDAQ, each of which represents six TR PLC Ordinary Shares;

“TR PLC Articles” means the articles of association of TR PLC;

“TR PLC Board” means the board of directors of TR PLC (or a duly authorized committee of the board of directors of TR PLC) from time to time;

“TR PLC Entrenched DLC Provisions” has the meaning given in the TR PLC Articles;

“TR PLC Equivalent Number” means the number of TR PLC Ordinary Shares that enjoy equivalent rights to Distributions (calculated having regard to Section 3.2(A)) and voting rights in relation to Joint Electorate Actions as one TR Corporation Common Share.  Initially, the TR PLC Equivalent Number shall be one but shall be adjusted as provided in Section 3.  In all cases, the TR PLC Equivalent Number shall be rounded to four decimal places;

“TR PLC Group” means, collectively, TR PLC and its Subsidiaries from time to time, and a member of the TR PLC Group means any one of them;

“TR PLC Guarantee” means the deed of guarantee dated as of April   , 2008 between TR PLC and TR Corporation whereby TR PLC agrees to guarantee certain obligations of TR Corporation for the benefit of creditors of TR Corporation;

“TR PLC Memorandum” means the memorandum of association of TR PLC;

“TR PLC Memorandum and Articles” means the TR PLC Memorandum and the TR PLC Articles;

“TR PLC Ordinary Shares” means the issued and outstanding ordinary shares in TR PLC from time to time (including the TR PLC Ordinary Shares underlying each TR PLC ADS), as the same may be subdivided or consolidated from time to time and any capital shares into which such ordinary shares may be reclassified, converted or otherwise changed;

“TR PLC Special Voting Share” means the special voting share of £500,000 (five hundred thousand pounds) in TR PLC;

“TR PLC Special Voting Share Trust” means the trust created by the TR PLC Special Voting Share Trust Deed;

“TR PLC Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR PLC Special Voting Share Trust, and includes any successor trustee of the TR PLC Special Voting Share Trust;

“TR PLC Special Voting Share Trust Deed” means the agreement dated as of April   , 2008 between TR Corporation, as settlor, and the TR PLC Special Voting Share Trustee;

“TR Shareholders” means, collectively, the holders of TR Corporation Common Shares and the holders of TR PLC Ordinary Shares;

“TSX” means the Toronto Stock Exchange;

“UK City Code” means the UK City Code on Takeovers and Mergers;

“UK Companies Act” means the UK Companies Act 2006;

“UK Listing Authority” means the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000;

“Unadjusted Action” has the meaning given in Section 3.2(B);

“Voting Shares” means:

(a)                                  in relation to TR Corporation, TR Corporation Common Shares and, at any particular time, any other securities of TR Corporation (excluding debt securities, the TR Corporation Special Voting Share and the Reuters founders share in the capital of TR Corporation) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing; and

(b)                                 in relation to TR PLC, TR PLC Ordinary Shares and, at any particular time, any other securities of TR PLC (excluding debt securities, the TR PLC Special Voting Share and the Reuters founders share in the capital of TR PLC) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing; and

“Wholly-Owned Subsidiary”, with respect to any Person, means any Subsidiary of which that Person at the time of determination, directly and/or indirectly, through one or more other Subsidiaries, Beneficially Owns and/or is Interested in 100% of the Voting Shares of such Subsidiary.

1.2                               Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(A)                              The singular includes the plural and conversely.

(B)                                One gender includes all genders.

(C)                                Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(D)                               A reference to a Section is to a Section of this Agreement, unless otherwise indicated.

(E)                                 A reference to any agreement or document is to that agreement or document as amended, restated, supplemented, varied or replaced from time to time, except to the extent expressly provided otherwise by this Agreement.

(F)                                 A reference to any legislation (including any listing rules of a stock exchange or voluntary codes) or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all rules and regulations and statutory instruments issued under it.

(G)                                “Written”, “writing” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a  visible form.

(H)                               Mentioning anything after “include”, “includes”, or “including” does not limit what else might be included. Where particular words are followed by general words, the general words are not limited by the particular.

(I)                                    A reference to a body, other than a party to this Agreement (including any Governmental Agency), whether statutory or not:

(i)                                     which ceases to exist; or

(ii)                                  whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

(J)                                   All references to “time” are to the local time in the place where the relevant obligation is to be performed or right exercised.

(K)                               References to “US$” are to United States dollars and to “£” and “pound” are to British pounds sterling.

(L)                                 References to an offer or distribution by way of rights by TR Corporation or TR PLC are to any type of offer or distribution (whether renounceable or non-renounceable) made by such company to the holders of its Shares and/or Shares of the other company in proportion as nearly as may be to their respective holdings of such Shares at the relevant time subject to such exclusions or other arrangements as the relevant Board may deem necessary or expedient in relation to fractional entitlements or legal or practical difficulties with making the offer or distribution under any Applicable Laws of or in any jurisdiction.

(M)                            References to “party” or “parties” in this Agreement includes the party’s or parties’ successors and permitted assigns.

(N)                               Any determinations or decisions made by the Boards pursuant to this Agreement shall be final and binding.

2.                                      DLC OPERATION

2.1                               DLC Operation Principles

TR Corporation and TR PLC agree that the following principles are essential to the implementation, management and operation of the DLC Structure:

(A)                              the TR Corporation Group and the TR PLC Group shall operate as a unified group;

(B)                                the Boards shall comprise exactly the same individuals and the executive management of TR Corporation and TR PLC shall comprise exactly the same individuals; and

(C)                                the directors of TR Corporation and TR PLC shall, in addition to their duties to the company concerned, have regard to, and take into account in the exercise of their powers, the best interests of the other company and of both the holders of TR Corporation Common Shares and the holders of TR PLC Ordinary Shares.

Each of TR Corporation and TR PLC shall therefore do (and shall, to the extent it is legally permitted to do so, cause each member of its Group to do) all acts and things necessary and within their respective powers to observe and implement such principles.

2.2                               Indemnification of Directors

Each of TR Corporation and TR PLC shall take all actions necessary or desirable to ensure that the directors of each company shall be indemnified by such company and the other company for any acts or omissions by such directors in their capacity as a director of such company to the extent permitted by Applicable Laws.

3.                                      DLC EQUALIZATION

3.1                               DLC Equalization Principle

3.1.1                        Subject to Section 3.2, the following shall be observed in relation to the rights of the TR PLC Ordinary Shares and the TR Corporation Common Shares:

(A)                              the Equalization Ratio shall govern the economic rights of one TR PLC Ordinary Share relative to one TR Corporation Common Share and the relative voting rights of one TR PLC Ordinary Share and one TR Corporation Common Share on Joint Electorate Actions so that, where the Equalization Ratio is 1:1, a holder of one TR PLC Ordinary Share shall, as far as practicable and in accordance with the terms of this Agreement:

(i)                                     be entitled to receive Distributions equivalent to those of a holder of one TR Corporation Common Share; and

(ii)                                  enjoy equivalent rights as to voting in relation to Joint Electorate Actions as those of a holder of one TR Corporation Common Share,

and otherwise the economic rights, and voting rights in relation to Joint Electorate Actions, of a holder of one TR PLC Ordinary Share relative to a holder of one TR Corporation Common Share shall be in proportion to the then prevailing Equalization Ratio;

(B)                                if an Action proposed by TR Corporation is the payment of a cash Distribution, TR PLC shall take a Matching Action in accordance with Section 4 and, for greater certainty, no other Action; and

(C)                                in respect of any Action by TR Corporation that would provide a holder of a TR Corporation Common Share with an economic benefit, or an adjustment to its voting rights in relation to Joint Electorate Actions, or which would otherwise disadvantage a holder of a TR PLC Ordinary Share relative to a holder of a TR Corporation Common Share, and such Action is not a cash Distribution, then:

(i)                                     unless the Boards determine in accordance with this Agreement that it is not appropriate or practicable, TR PLC shall undertake a Matching Action; or

(ii)                                  if no Matching Action is to be undertaken by TR PLC, an appropriate adjustment to the Equalization Ratio shall be made,

in order to ensure that there is equitable treatment (having regard to the then prevailing Equalization Ratio) for a holder of one TR PLC Ordinary Share relative to a holder of one TR Corporation Common Share.  However, if, the Boards determine that it is not appropriate or practicable for TR PLC to undertake a Matching Action and that an adjustment to the Equalization Ratio would not be appropriate or practicable in relation to an Action, then such Action may be undertaken by TR Corporation only if it has been approved as a Class Rights Action in accordance with Section 6.2.

3.1.2                        Other than Matching Actions in accordance with Section 3.1.1(C) and Section 4.1(A), TR PLC shall not make any Distribution or take any other Action which would provide a holder of a TR PLC Ordinary Share with an economic benefit, or an adjustment to its voting rights in relation to Joint Electorate Actions, or which would otherwise disadvantage a holder of a TR Corporation Common Share relative to a holder of a TR PLC Ordinary Share.

3.1.3                        Subject to Section 3.1.1 and Section 3.1.2, the capital of the TR Group shall be deployed and managed in a way which the Boards consider most beneficial to the TR Group and, accordingly, assets may be transferred from any entity within the TR Group to any other entity within the TR Group without the approval of shareholders or creditors, regardless of the form of the transaction or the nature or value of assets transferred (including without limitation regardless of whether the transfer is a sale, lease or exchange of all or substantially all of the property of the transferor), and any such transfer is deemed to be in the ordinary course of business of each entity having an interest in the transfer. Any proposed sale, lease or exchange of all or substantially all of the property of the TR Group other than in the ordinary course of business of the TR Group must be approved as a Joint Electorate Action in accordance with Section 5.2 (including approval by a Special Resolution of TR Corporation).

3.2                               Qualifications

For the purposes of the DLC Equalization Principle, save where expressly otherwise provided:

(A)                              Distributions to the holders of TR Corporation Common Shares or TR PLC Ordinary Shares shall be calculated, and the economic rights of holders of TR Corporation Common Shares and TR PLC Ordinary Shares shall be determined, disregarding any Tax payable by or on behalf of, or any Tax Benefit arising to, such holders;

(B)                                where in respect of an Action:

(i)                                     such Action by TR Corporation has not been approved as a Class Rights Action;

(ii)                                  in the absence of such approval, such Action would require a Matching Action or adjustment to the Equalization Ratio by virtue of Section 3.1.1; and

(iii)                               the Boards consider that the effect of such Action upon the holder of a TR PLC Ordinary Share relative to its effect upon a holder of a TR Corporation Common Share is not material (as defined below), then, subject to the next sentence, there shall be no requirement for a Matching Action, an adjustment to the Equalization Ratio or approval as a Class Rights Action in respect of such Action (an “Unadjusted Action”).  However, in considering the application of the DLC Equalization Principle to any Action the Boards shall take into account the effect of all prior Unadjusted Actions in deciding whether a Matching Action, an adjustment to the Equalization Ratio or approval as a Class Rights Action is appropriate and if any adjustment is made it shall take into account all such prior Unadjusted Actions.  For the purposes of this Section, an Action is “not material” if both:

(x)                                   the Boards determine that the costs to TR PLC of taking a Matching Action or seeking approval as a Class Rights Action would be disproportionate to the effect of such Action upon the holders of TR PLC Ordinary Shares for whose benefit a Matching Action would otherwise be required in the absence of an adjustment to the Equalization Ratio or approval as a Class Rights Action; and

(y)                                 the adjustment that would be required to be made to the Equalization Ratio would result in an adjustment to the Equalization Ratio of less than 0.1 per cent;

(C)                                the Boards shall have no obligation to take into account any fluctuations in exchange rates or in the market value of any securities or any other changes in circumstances arising after the time at which the Boards make a determination as to the form and value of any Matching Action or the calculation of any adjustment to the Equalization Ratio; and

(D)                               there shall be no need for the Boards to make any adjustments to the Equalization Ratio or to do or omit to do any other thing as a result of the Distribution, voting or other rights of any shareholders being suspended or curtailed pursuant to any provision of either the TR Corporation Articles and By-Laws or the TR PLC Memorandum and Articles, as the case may be.

3.3                               No Matching Action Required

Notwithstanding any other provision of this Section 3, no Matching Action or adjustment to the Equalization Ratio shall be required in respect of the following Actions, if taken by TR Corporation, and none of the following Actions, if taken by TR PLC, shall be prohibited under Section 3.1.2:

(A)                              any Action by TR Corporation which would not provide a holder of a TR Corporation Common Share with an economic benefit or an adjustment to its voting rights in relation to Joint Electorate Actions, or which would not otherwise disadvantage a holder of a TR PLC Ordinary Share relative to a holder of a TR Corporation Common Share;

(B)                                any Action by TR PLC which would not provide a holder of a TR PLC Ordinary Share with an economic benefit or an adjustment to its voting rights in relation to Joint Electorate Actions, or which would not otherwise disadvantage a holder of a TR Corporation Common Share relative to a holder of a TR PLC Ordinary Share;

(C)                                grants or issuances of equity securities, or securities convertible into, or exchangeable or exercisable for, equity securities (“equity equivalents”), under scrip dividend or dividend reinvestment plans or schemes where the market value of the equity securities or equity equivalents granted or issued (determined in the manner customary for such plans or schemes in the jurisdictions in which they operate) is equal to, or less than, the cash amount of the dividend waived or reinvested;

(D)                               grants or issuances of equity securities or equity equivalents pursuant to stock option, stock purchase or other security-based compensation or benefit plans or schemes to or on behalf of any one or more of the directors, officers, employees, consultants or other third party service providers (in their capacity as such) of such company or any of its Subsidiaries, which plans or schemes are either:

(i)                                     in existence prior to the date of this Agreement; or

(ii)                                  approved by the relevant Board and as otherwise required by Applicable Laws;

(E)                                 other grants or issuances of equity securities or equity equivalents to any Person (other than an offer or distribution by way of rights), including for acquisitions;

(F)                                 purchases, repurchases, buy-backs or redemptions of Shares (including a share cancellation in connection with a reduction of capital and purchases by one company of Shares of the other company) as follows:

(i)                                     purchases, repurchases and buy-backs in the normal course in the open market in compliance with Applicable Laws;

(ii)                                  (other than under the preceding subsection (i)) purchases, repurchases and buy-backs at or below the market value of such Shares (1) in the case of transactions made at a fixed price, on the date on which such purchase, repurchase or buy-back is announced or the trading day immediately prior thereto; or (2) otherwise, on the date on which such purchase, repurchase or buy-back is made or the trading day immediately prior thereto; and

(iii)                               purchases, repurchases and buy-backs pursuant to a pro rata offer to the TR Shareholders at the same amount of premium to the market value of the relevant Shares (as adjusted by the Equalization Ratio);

(G)                                the issue of the TR Corporation Equalization Share by TR Corporation in accordance with Section 13 and the issue of any other equalization shares by any Subsidiaries of TR Corporation to TR PLC or any of its Subsidiaries; and

(H)                               any transaction that is subject to Section 11.1.3.

3.4                               Boards’ Decisions

The Boards shall co-operate in deciding what (if any) Actions or Matching Actions to undertake.

4.                                      CASH DISTRIBUTIONS

4.1                               Equivalent Distributions

(A)                              Subject to Sections 4.1(B), (C) and (D), 4.2 and 4.3, and notwithstanding Section 3.2(B), if TR Corporation declares or otherwise becomes obligated or proposes to pay or pays a cash Distribution to holders of TR Corporation Common Shares, then TR PLC shall declare or otherwise become obligated or propose to pay or pay a cash Distribution to holders of TR PLC Ordinary Shares that is a Matching Action (an “Equivalent Distribution”). For the avoidance of doubt, where the Equalization Ratio is 1:1, if TR Corporation declares a cash dividend in an amount per TR Corporation Common Share, TR PLC shall, in accordance with this Agreement, declare a cash dividend in an equivalent amount per TR PLC Ordinary Share.

(B)                                TR PLC shall not declare or otherwise become obligated or propose to pay or pay any cash Distribution in respect of TR PLC Ordinary Shares, other than an Equivalent Distribution in accordance with Section 4.1(A).

(C)                                Sections 3.1.1 and 3.1.2 shall not restrict either TR Corporation’s or TR PLC’s ability to offer to holders of its Shares the ability to receive further TR Corporation Common Shares or TR PLC Ordinary Shares, as the case may be, at market value in lieu of receiving the whole or any part of a cash Distribution.

(D)                               TR PLC shall not declare or otherwise become obligated or propose to pay or pay an Equivalent Distribution in respect of the cash Distribution in the amount of US$0.31747 per TR Corporation Common Share declared by TR Corporation and payable on May 1, 2008 to holders of TR Corporation Common Shares of record on April 16, 2008.

4.2                               Equalization Payment

If TR PLC is prohibited by Applicable Laws from declaring or otherwise becoming obligated or proposing to pay, or paying, or is otherwise unable to declare or otherwise become obligated or propose to pay or pay, all or any portion of an Equivalent Distribution, TR PLC and TR Corporation shall, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable TR PLC to pay such Equivalent Distribution to holders of TR PLC Ordinary Shares in accordance with the other provisions of this Section 4.  For the avoidance of doubt, nothing in this Section 4.2 shall be construed as giving rise at any time (including upon a termination of this Agreement in accordance with Section 11 or upon the Liquidation of either TR Corporation or TR PLC) to an obligation on the part of TR PLC to make any payments, in cash or other form, to TR Corporation.

4.3                               Timing of Cash Distribution

The parties agree that, insofar as is practicable:

(A)                              the Boards shall agree the amount of the Equivalent Distribution to be made by TR PLC;

(B)                                cash Distributions to the holders of TR Corporation Common Shares or TR PLC Ordinary Shares shall be payable in the currency or currencies selected by the

Boards and for purposes of determining an Equivalent Distribution, the amounts of such cash Distributions shall be calculated on the basis of exchange rates selected by the Boards;

(C)                                the TR PLC Board shall declare or otherwise become obligated or propose to pay the Equivalent Distribution at its Board meeting convened as close in time as practicable to the meeting of the TR Corporation Board at which the cash Distribution relating to such Equivalent Distribution is declared, becomes an obligation or is proposed to be paid;

(D)                               the TR PLC Board shall announce and pay the Equivalent Distribution as close in time as is practicable to the applicable TR Corporation cash Distribution;

(E)                                 the Boards shall ensure that the record dates for receipt of a TR Corporation cash Distribution and TR PLC’s Equivalent Distribution are as close in time as is practicable; and

(F)                                 the Boards shall generally co-ordinate the timing of all other aspects of the payment or making of a TR Corporation cash Distribution and TR PLC’s Equivalent Distribution.

5.                                      JOINT ELECTORATE APPROVALS

5.1                               Joint Electorate Actions

5.1.1                        All actions put to shareholders of either TR Corporation or TR PLC, except for Class Rights Actions or Procedural Resolutions, shall be Joint Electorate Actions.

5.1.2                        For the avoidance of doubt, the following actions, if put to the holders of TR Corporation Common Shares or the holders of TR PLC Ordinary Shares, shall be put to the TR Shareholders as Joint Electorate Actions:

(A)                              the appointment, election, re-election or removal of any director of TR Corporation or TR PLC;

(B)                                to the extent such receipt or adoption is required by Applicable Laws, the receipt or adoption of the financial statements or accounts of TR Corporation or TR PLC, or financial statements or accounts prepared on a combined basis, other than any financial statements or accounts in respect of the period(s) ended prior to the date of Completion;

(C)                                a change of name of TR Corporation or TR PLC; and

(D)                               the appointment or removal of the auditors of TR Corporation or TR PLC.

5.1.3                        If a particular matter constitutes both a Joint Electorate Action and a Class Rights Action, it shall be treated as a Class Rights Action.

5.2                               Approvals of Joint Electorate Actions

A Joint Electorate Action shall require approval by both:

(A)                              an Ordinary Resolution of TR Corporation (or, if the TR Corporation Articles and By-Laws, this Agreement or Applicable Laws require the action to be approved by a Special Resolution of the holders of the TR Corporation Common Shares, by a Special Resolution); and

(B)                                an Ordinary Resolution of TR PLC (or, if the TR PLC Memorandum and Articles or Applicable Laws require the action to be approved by a Special Resolution of the holders of the TR PLC Ordinary Shares, by a Special Resolution).

6.                                      SEPARATE APPROVALS OF CLASS RIGHTS ACTIONS

6.1                               Class Rights Actions

Notwithstanding anything to the contrary contained in this Agreement, if either TR Corporation or TR PLC proposes to take any of the following actions:

(A)                              the voluntary Liquidation of such company;

(B)                                any adjustment to the Equalization Ratio other than an adjustment made pursuant to Section 3.1.1(C);

(C)                                any amendment to, or termination of (including, for the avoidance of doubt, the voluntary termination of), this Agreement, the Special Voting Share Agreement or the Cross-Guarantees, other than any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of shareholders of TR Corporation or TR PLC or is necessary to correct any inconsistency or manifest error as may be agreed between the Boards;

(D)                               any amendment to, removal or alteration of the effect of (which shall include the ratification of any breach of) any of the TR Corporation Entrenched DLC Provisions or the TR PLC Entrenched DLC Provisions;

(E)                                 a change in the corporate status of TR Corporation from a corporation existing under the OBCA with its primary listing on the TSX or the NYSE or of TR PLC from a public limited company incorporated in England and Wales with its primary listing on the Official List of the UK Listing Authority (unless such change occurs in connection with a termination of this Agreement in accordance with Section 11.1.1 or Section 11.1.2(B));

(F)                                 any other action or matter the Boards determine (either in a particular case or generally) should be approved as a Class Rights Action because the interests of holders of TR Corporation Common Shares and holders of TR PLC Ordinary Shares may diverge; and

(G)                                any Action to be approved as a Class Rights Action pursuant to Section 3.1.1(C),

each of them agrees with the other that it shall only take such action after such action has been approved by the Boards and as a Class Rights Action in accordance with this Section 6.

6.2                               Approvals of Class Rights Actions

A Class Rights Action shall require approval of each company:

(A)                              in the case of TR Corporation, by an Ordinary Resolution of TR Corporation (or, if the TR Corporation Articles and By-Laws or Applicable Laws require the action to be approved by a Special Resolution of the holders of the TR Corporation Common Shares, by a Special Resolution); and

(B)                                in the case of TR PLC, by an Ordinary Resolution of TR PLC (or, if the TR PLC Memorandum and Articles or Applicable Laws require the action to be approved by a Special Resolution of the holders of the TR PLC Ordinary Shares, by a Special Resolution).

7.                                      MEETINGS AND VOTING

7.1                               Obligations to Convene Meetings

In relation to both Joint Electorate Actions and Class Rights Actions:

(A)                              the Boards of each of TR Corporation and TR PLC shall, as soon as practicable (except in the case of matters considered by shareholders at an annual meeting of TR Corporation or an annual general meeting of TR PLC), convene a meeting of its shareholders for the purpose of considering a resolution to approve the Joint Electorate Action or Class Rights Action;

(B)                                each party shall use its best efforts to ensure such meetings are held on dates as close together as is practicable; and

(C)                                the parties shall co-operate fully with each other in preparing resolutions, information circulars or statements, explanatory memoranda or any other information or material required in connection with the proposed Joint Electorate Action or Class Rights Action.

7.2                               Ballot

Subject to Section 7.5, each of TR Corporation and TR PLC agrees with the other that any resolution proposed at a meeting of its shareholders in relation to which the TR Corporation Special Voting Share Trustee or the TR PLC Special Voting Share Trustee, as the case may be, is or may be entitled to vote shall be decided on by a ballot (i.e., by tabulation of individual votes) and not, for the avoidance of doubt, on a show of hands.

7.3                               Timing of Ballot

7.3.1                        TR Corporation agrees with TR PLC that any ballot in which the TR Corporation Special Voting Share Trustee is or may be entitled to vote shall  be kept open for such time as to allow the corresponding general meeting of TR PLC to be held and for the voting rights attaching to the TR Corporation Special Voting Share to be determined and exercised on such ballot, although such ballot may be closed earlier in respect of shares of other classes.

7.3.2                        TR PLC agrees with TR Corporation that any ballot in which the TR PLC Special Voting Share Trustee is or may be entitled to vote shall be kept open for such time as to allow the corresponding meeting of TR Corporation to be held and for the voting rights attaching to the TR PLC Special Voting Share to be determined and exercised on such ballot, although such ballot may be closed earlier in respect of shares of other classes.

7.4                               Discretionary Matters

The Boards may by agreement and subject to Applicable Laws:

(A)                              decide to seek the approval by Ordinary Resolution of the shareholders (or any class of shareholders) of either or both of TR Corporation and TR PLC for any matter that would not otherwise require such approval; or

(B)                                specify a higher vote threshold than the Ordinary Resolution that would otherwise be required pursuant to this Section 7.

7.5                               Procedural Resolutions

Notwithstanding anything to the contrary contained in this Agreement, resolutions of a procedural or technical nature put to shareholders at any meeting of TR Corporation or TR PLC, whether annual, general or otherwise (“Procedural Resolutions”) shall not constitute Joint Electorate Actions or Class Rights Actions and shall be voted on separately by the relevant company’s shareholders, and neither Special Voting Share shall have any voting rights on those resolutions. Procedural Resolutions include, without limitation, any resolution:

(A)                              that certain Persons be allowed to attend or be excluded from attending the meeting;

(B)                                that discussion be closed and the question put to the vote (provided no amendments have been raised);

(C)                                that the question under discussion not be put to the vote;

(D)                               to proceed with matters in an order other than that set out in the notice of the meeting;

(E)                                 to adjourn the debate (for example, to a subsequent meeting); and

(F)                                 to adjourn the meeting.

7.6                               Voting Restrictions

Each of TR Corporation and TR PLC agrees that it shall procure that no voting rights for the time being attaching to any Shares in the other Beneficially Owned by it, or any member of its Group or in respect of which it, or any member of its Group, is Interested (as defined in paragraph 2.4.1(cc) of the TR PLC Articles), are exercised on any resolution put to any shareholders meeting of the other.

8.                                      TAKE-OVER BIDS

8.1                               Equivalent Treatment Principle

8.1.1                        TR Corporation and TR PLC agree that it is essential to the implementation and operation of the DLC Structure that holders of TR Corporation Common Shares, on the one hand, and holders of TR PLC Ordinary Shares, on the other hand, be treated on an equivalent basis with respect to any take-over bid or similar transaction with respect to TR PLC Ordinary Shares or TR Corporation Common Shares.

8.1.2                        Neither TR Corporation nor TR PLC shall accept, approve or recommend, or propose publicly to approve or recommend, or enter into any agreement, arrangement or understanding with a third party related to, any take-over bid or similar transaction with respect to TR Corporation Common Shares or TR PLC Ordinary Shares unless such take-over bid or similar transaction constitutes a Qualifying Take-Over Bid.

8.1.3                        If at any time a Person offers to acquire or acquires one or more TR Corporation Common Shares and/or TR PLC Ordinary Shares and, after giving effect to such acquisition, such Person would Beneficially Own or Beneficially Owns or, as applicable, such Person would be Interested in or is Interested in, TR Corporation Common Shares and/or TR PLC Ordinary Shares in an amount equal to or in excess of any of the Take-Over Bid Thresholds (such offer or acquisition being a “Triggering Event”), TR Corporation and TR PLC shall, subject to Applicable Laws, take all actions within their control as are, in the view of the Boards, necessary or appropriate to procure that such Person make a Qualifying Take-Over Bid, including adopting a Shareholder Rights Plan and/or requesting that Governmental Agencies prohibit or otherwise prevent such offer or acquisition, unless:

(A)                              either prior to or simultaneously with the Triggering Event, such Person makes a Qualifying Take-Over Bid (and, in the event that such Qualifying Take-Over Bid was made prior to the Triggering Event, such Qualifying

Take-Over Bid has not been withdrawn, abandoned or terminated prior to or simultaneously with the Triggering Event); or

(B)                                the Triggering Event was a Permitted Bid Acquisition.

8.1.4                        This Section 8 does not apply to offers to acquire or acquisitions of TR Corporation Common Shares or TR PLC Ordinary Shares, by either TR Corporation or TR PLC or any of their respective Subsidiaries.

8.1.5                        For avoidance of doubt, the provisions of this Section 8 shall not be interpreted to diminish, limit, restrict or otherwise affect in any way the right of the Boards to make a recommendation to accept or reject any take-over bid or similar transaction that constitutes a Qualifying Take-Over Bid.

8.2                               Qualifying Take-Over Bids

8.2.1                        In this Section 8:

(A)                              It is a question of fact as to whether a Person is acting jointly or in concert with another Person (the “first-mentioned Person”) and, without limiting the generality of the foregoing, the following shall be presumed to be acting jointly or in concert with the first-mentioned Person:

(i)                                     every other Person who has any agreement, commitment or understanding, whether formal or informal, with the first-mentioned Person, or with any other Person acting jointly or in concert with the first-mentioned Person, to acquire or offer to acquire voting securities or securities convertible into or exchangeable for voting securities;

(ii)                                  every other Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first-mentioned Person, or with any other Person acting jointly or in concert with the first-mentioned Person, intends to exercise jointly or in concert with the first-mentioned Person or with any other Person acting jointly or in concert with the first-mentioned Person any voting rights attaching to any such securities; and

(iii)                               every Associate or Affiliate of the first-mentioned Person.

(B)                                Notwithstanding Section 8.2.1(A), a registered dealer acting solely in an agency capacity for the first-mentioned Person in connection with the acquisition of voting securities or securities convertible into or exchangeable for voting securities and not executing principal transactions for its own account in such securities or performing services beyond customary dealer’s functions shall not be presumed solely by reason of such agency relationship to be acting jointly or in concert with the first-mentioned Person.

(C)                                A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(i)                                     any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)                                  any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity, where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or the making of any payment, upon the exercise of any conversion, exchange or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than pursuant to pledges of securities in the ordinary course of business); and

(iii)                               any securities which are Beneficially Owned within the meaning of clauses (i) or (ii) by any other Person with whom such Person is acting jointly or in concert;

(D)                               Notwithstanding Section 8.2.1(C), a Person will not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any securities because:

(i)                                     such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary;

(ii)                                  such Person is an underwriter or member of a banking group or selling group acting in such capacity that has become the Beneficial Owner of such securities pursuant to a prospectus or by way of private placement provided such Person does not Beneficially Own such securities for a period in excess of one year;

(iii)                               such Person holds such securities in its capacity as trustee of a trust under which such Person has no independent powers, discretions or responsibilities and must act on the instructions of the beneficiaries; or

(iv)                              such Person is acting as a Securities Intermediary in relation to such securities and does not exercise independent control or direction over such securities.

(E)                                 “Interest” means, in relation to TR PLC Ordinary Shares, an interest in TR PLC Ordinary Shares within the meaning of the UK City Code and the words “Interested in” and similar words have corresponding meanings;

(F)                                 “Permitted Bid Acquisition” means an offer to acquire or an acquisition of outstanding TR Corporation Common

Shares and/or TR PLC Ordinary Shares made pursuant to an exemption from the take-over bid provisions of Applicable Laws, where the value of the consideration paid for any such TR Corporation Common Shares and/or TR PLC Ordinary Shares acquired is not in excess of the respective market values thereof at the date of acquisition;

(G)                                “Qualifying Take-Over Bid” means an offer or offers to acquire (by way of a take-over bid or similar transaction) all of the outstanding TR Corporation Common Shares and TR PLC Ordinary Shares (i) which are made in compliance with Applicable Laws, and (ii) which (provided that compliance with the following is not inconsistent with Applicable Laws):

(i)                                     are made to all holders of TR Corporation Common Shares and TR PLC Ordinary Shares;

(ii)                                  are undertaken with respect to the TR Corporation Common Shares and TR PLC Ordinary Shares at or about the same time; and

(iii)                               are equivalent (although not necessarily the same) in all material respects to the holders of TR Corporation Common Shares, on the one hand, and the holders of TR PLC Ordinary Shares, on the other hand, including with respect to:

(1)                                  the consideration offered for such shares (taking into account exchange rates and the Equalization Ratio);

(2)                                  the information provided to such holders;

(3)                                  the time available to such holders to consider such offer; and

(4)                                  the conditions to which the offers are subject.

(H)                               “Take-Over Bid Thresholds” means, at any time:

(i)                                     Beneficial Ownership of 20 per cent or more of the outstanding TR Corporation Common Shares;

(ii)                                  an Interest in 30 per cent or more of the outstanding TR PLC Ordinary Shares (taking into account TR PLC Ordinary Shares in which Persons acting in concert (within the meaning of the UK City Code) are Interested); or

(iii)                               an Interest in such number of outstanding TR Corporation Common Shares and/or TR PLC Ordinary Shares (taking into account TR Corporation Common Shares and/or TR PLC Ordinary Shares in which Persons acting in concert (within the meaning of the UK City Code) and Interested) to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast 30 per cent or more of all votes entitled to be cast on a Joint Electorate Action by all shareholders of TR Corporation and TR PLC (excluding the holder of the TR Corporation Special Voting Share and the holder of the TR PLC Special Voting Share), in each case calculated in accordance with Applicable Laws governing take-over bids.

9.                                      STOCK EXCHANGES

Each of TR Corporation and TR PLC shall and so far as it is able shall ensure that each of its Subsidiaries shall, ensure that it is in a position to comply with obligations imposed on it by all stock exchanges on which either or both of the parties’ Shares (or other securities or depository receipts representing such Shares or securities) are from time to time listed, quoted or traded.

10.                               INSOLVENCY

10.1                        TR PLC Insolvency

Subject to Section 10.3,

(A)                              If TR PLC Board determines that TR PLC is, or is likely to become, insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator, trustee in bankruptcy, monitor or other similar Person has been appointed or a mortgagee or other secured creditor has taken possession of the property of TR PLC), the TR PLC Board shall immediately give an Insolvency Notice to TR Corporation of such fact.

(B)                                Upon receipt by TR Corporation of an Insolvency Notice, TR Corporation shall seek to ensure that the economic returns made or otherwise available to a holder of TR PLC Ordinary Shares relative to the economic returns available to a holder of TR Corporation Common Shares are in due proportion having regard to the Equalization Ratio (“Economic Equivalence”) by taking the steps set out in Sections 10.1(C) or (D).

(C)                                TR Corporation shall have the right at any time within 12 months from the Insolvency Notice Date either:

(i)                                     irrevocably to offer to the holders of TR PLC Ordinary Shares  on the Insolvency Notice Date in consideration for the TR PLC Ordinary Shares such number of TR Corporation Common Shares pro rata to their holdings of TR PLC Ordinary Shares as is required to ensure that, after such issue, Economic Equivalence is achieved; or

(ii)                                  to pay to a holder of TR PLC Ordinary Shares on the Insolvency Notice Date an amount equal to that proportion of the Market Capitalization of

TR Corporation as at the Insolvency Notice Date such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.

(D)                               Unless TR Corporation has exercised its rights under Section 10.1(C), then, subject to Section 10.1(E), TR Corporation shall:

(i)                                     within three months from the date that the liquidator of TR PLC has finally established the identity of and amounts owed to the Proven Creditors but in any event not earlier than the expiration of the period set out in Section 10.1(C), pay in full the Proven Creditors of TR PLC or pay to TR PLC, in trust for the Proven Creditors of TR PLC, the amount required to pay them in full and all other costs and expenses of the liquidation (including those of the liquidator); and

(ii)                                  within one month thereafter pay to TR PLC an amount equal to that proportion of the total Market Capitalization of TR Corporation on the date all payments have been made pursuant to Section 10.1(D)(i) such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.

(E)                                 To the extent required by Applicable Laws, payments under this Section 10.1 shall only be made by TR Corporation to the extent that after making such payment there will remain available to TR Corporation sufficient assets to pay all its debts as and when they become due and payable.

10.2                        TR Corporation Insolvency

If the TR Corporation Board determines that TR Corporation is, or is likely to become, insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator, trustee in bankruptcy, monitor or other similar Person has been appointed or a mortgagee or other secured creditor has taken possession of the property of TR Corporation), the TR Corporation Board shall immediately give an Insolvency Notice to TR PLC of such fact.

10.3                        Both Parties Insolvent

If each party has provided the other with an Insolvency Notice and if:

(A)                              TR Corporation has surplus assets available for distribution to the holders of TR Corporation Common Shares after payment of all debts due and payable; and

(B)                                the ratio of the surplus attributable to each TR PLC Ordinary Share to the surplus attributable to each TR Corporation Common Share is less than the Equalization Ratio, then, if relevant, TR Corporation must as soon as practicable pay to TR PLC (where possible) an amount which results in that ratio equaling the Equalization Ratio.

10.4                        Interpretation of Section 10

In this Section 10:

(A)                              The surplus assets of TR Corporation available for distribution to holders of TR Corporation Common Shares shall, for the purposes of Section 10.3, be calculated:

(i)                                     before deduction of any amount in respect of Tax which may be deducted or withheld from the distribution by or on behalf of TR Corporation; but

(ii)                                  net of any Tax payable by TR Corporation on the distribution to holders of TR Corporation Common Shares excluding, for the avoidance of doubt, any Tax within (i) above.

(B)                                “Economic Equivalence” shall be determined before deduction of any amount in respect of Tax which may be deducted or withheld in respect of any payment to a holder of Shares and disregarding any Tax payable by or on behalf of, or any Tax Benefit arising to, a holder of Shares.

(C)                                For the avoidance of doubt, nothing in this Section 10 shall be construed as giving rise to an obligation on the part of TR PLC to make any payment, in cash or any other form, to TR Corporation.

11.                               TERMINATION

11.1.1                  This Agreement shall automatically terminate upon either party becoming a Wholly-Owned Subsidiary of the other party or both parties becoming Wholly-Owned Subsidiaries of a third party.

11.1.2                  Either TR Corporation or TR PLC may terminate this Agreement:

(A)                              on the mutual agreement of both parties (upon approval as a Class Rights Action); or

(B)                                after all obligations under Section 10 have been satisfied.

11.1.3                  TR Corporation and TR PLC shall not proceed with any combination of the TR Corporation Group and the TR PLC Group into a single non dual listed group as a consequence of which the DLC Structure will be terminated unless the Boards agree on the terms upon which such termination should occur and consider those terms to be equitable to the interests of both the holders of the TR Corporation Common Shares and the holders of TR PLC Ordinary Shares, having regard to Section 2.1 and Section 3. For the avoidance of doubt, this Section 11.1.3 applies to a combination involving a successor company to TR Corporation or TR PLC but not to a combination involving a third party.

12.                               PERSONAL RIGHTS ONLY

12.1                        No Third Party Beneficiaries

Notwithstanding any possible inferences to the contrary, the parties to this Agreement intend that the provisions of this Agreement shall not create any right or cause of action in or on behalf of any Person who is not a party to this Agreement; and no Person other than the parties to this Agreement shall be entitled to enforce the provisions of this Agreement in any legal proceeding in any forum.

12.2                        Personal Rights

For the avoidance of doubt, the provisions of this Agreement are personal rights only. They do not, and are not intended to, create any proprietary right (including any proprietary right in any shareholder, member, securityholder, creditor, director or officer of TR Corporation or TR PLC or in any other Person). These undertakings are not assignable, and cannot be subject to a mortgage, charge, pledge, encumbrance or other security interest. These undertakings do not survive any termination of this Agreement. It is fundamental to the agreement of each of TR Corporation and TR PLC to give these undertakings that they should be relied on solely by the other, and it is fundamental to the agreement of each of TR Corporation and TR PLC to accept these undertakings that they should be performed solely by the other.

13.                               ISSUE OF TR CORPORATION EQUALIZATION SHARE

On Completion, TR Corporation shall issue the TR Corporation Equalization Share to TR PLC.  If TR Corporation is required to make a payment to TR PLC (or is required to take action and elects to do so by means of a payment to TR PLC) pursuant to Section 4.2 or Section 10 of this Agreement, TR Corporation shall make such payment as a dividend on the TR Corporation Equalization Share, unless the TR Corporation Board shall determine, with a view to the best interests of TR Corporation, to make such payment by another means.

14.                               ISSUE OF SPECIAL VOTING SHARES

Prior to holding any meetings of their respective shareholders following Completion, TR Corporation shall issue its Special Voting Share to the TR Corporation Special Voting Trustee and TR PLC shall issue its Special Voting Share to the TR PLC Special Voting Trustee.

15.                               RELATIONSHIP WITH OTHER DOCUMENTS

In the event of any conflict between this Agreement on the one hand and on the other hand either of the TR Corporation Articles and By-Laws or the TR PLC Memorandum and Articles, the terms of this Agreement shall prevail and the parties shall use their best efforts to ensure that any required amendment to the TR Corporation Articles and By-Laws or the TR PLC Memorandum and Articles, as is appropriate, is proposed at meetings of TR Corporation and TR PLC, as the case may be, in order to conform it or them with the provisions of this Agreement.

16.                               MISCELLANEOUS

16.1                        Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the Business Day following such day.

16.2                        Regulatory

The parties shall co-operate with each other from time to time to ensure that all information necessary or desirable for the making of (or responding to any requests for further information consequent upon) any notifications or filings made in respect of this Agreement, or the transactions contemplated hereunder, is supplied to the party dealing with such notification and filings and that they are properly, accurately and promptly made.

16.3                        No Assignment

Neither of the parties may assign any of its rights or obligations under this Agreement in whole or in part without the approval of the other party.

16.4                        No Waiver

No waiver by a party of any provisions or of any breach of any term or covenant contained in this Agreement, in one or more instances, shall be deemed to be or construed as a further or continuing waiver of any other condition or provision (whether or not similar) or of any breach of any other term or covenant contained in this Agreement.

16.5                        No Partnership

Neither this Agreement nor the DLC Structure is intended for any legal, tax or other purpose to, or shall, (i) alter the status of TR Corporation and TR PLC as separate, independent entities (taxed respectively and exclusively as a Canadian and a United Kingdom corporation), (ii) result in any of TR Corporation, TR PLC, their respective Subsidiaries, or their respective shareholders being treated as creating an entity or otherwise entering into any partnership, joint venture, association or agency relationship, or (iii) give either party (or its respective Subsidiaries or shareholders) any legal or beneficial ownership interest in the assets of the other party (or its respective Subsidiaries) or except to the extent specifically provided hereby, (iv) give either party any right or entitlement to any dividend or other distribution, whether of income or capital, and in cash or any other form, made by the Subsidiaries of the other party, or (v) give shareholders of either party any right or entitlement to any dividend or other distribution, whether of income or capital, and in cash or any other form, made by the other party or its Subsidiaries, and shall not be construed as having such effect.

16.6                        Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.  The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic and substantive effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

16.7                        Amendment

Any amendment to or termination of this Agreement shall be made in writing signed by duly authorized representatives of TR Corporation and TR PLC.  Any amendments to this Agreement which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either party or are necessary to correct any inconsistency or manifest error may be agreed between the TR PLC Board and the TR Corporation Board. Any other amendment to this Agreement shall, for the avoidance of doubt, require approval by a Class Rights Action.

16.8                        Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

17.                               NOTICES

Notices, requests, instructions, approvals by the parties, or other documents to be given under this Agreement shall be in writing and shall be deemed given (i) when sent if sent by electronic media and receipt is promptly confirmed by telephone confirmation thereof; or (ii) when delivered, if delivered personally to the intended recipient or sent by overnight delivery via an international courier service, and in each case, addressed to such Person or Persons at such address or addresses as each party shall notify in writing to the other party at the address given at the head of this Agreement or thereafter at the relevant address for notification from time to time.

18.                               COUNTERPARTS

This Agreement may be entered into in any number of counterparts, all of which taken together, shall constitute one and the same instrument. Either party may enter into this Agreement by signing any such counterpart.

19.                               GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

20.                               SUBMISSION TO JURISDICTION

Subject to Section 21, any suit, action or proceeding against TR Corporation or TR PLC or any of its assets arising out of or relating to this Agreement may be brought in a competent court of the Province of Ontario, Canada, and each of TR Corporation and TR PLC hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of such court over the subject matter of any such suit, action or proceeding. Each of TR Corporation and TR PLC irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter.

21.                               ARBITRATION

(A)                              Any and all disputes, controversies or claims arising out of or in connection with this Agreement, any provision hereof, or any alleged breach hereof, and any and all disputes, controversies or claims relating to the validity of this Agreement (all of which are referred to herein as “Disputes”), even though some or all of such Disputes are alleged to be extra-contractual in nature, whether such Disputes sound in contract, tort or otherwise, at law or in equity, whether for damages, specific performance or other relief, shall be finally and exclusively determined by final and binding arbitration in accordance with this Section 21.

(B)                                Notwithstanding anything in this Section 21, prior to the appointment of any arbitrators, any party may apply to any competent court in the Province of Ontario, Canada for interim relief.  A request for interim relief by a party to a court shall not be considered to be incompatible with Section 21(A) or as a waiver of that provision.

(C)                                The arbitral tribunal (the “Tribunal”) shall be composed of three arbitrators, which shall be appointed as follows: each party shall have the right to appoint one arbitrator; and the two arbitrators so appointed shall then appoint a third arbitrator who shall serve as the Chairman of the Tribunal. A Person or Persons, entitled to appoint an arbitrator, shall appoint such arbitrator within ten (10) days of receiving notice from a party of the commencement of an arbitration, failing which such arbitrator shall, at the written request of either party, be appointed by the International Chamber of Commerce. At the initiation of a proceeding and upon the convening of the Tribunal, the arbitrators shall take an oath of neutrality and shall decide the matters presented to them based upon the evidence submitted in the proceeding and without regard to the origin or circumstances of their appointment or selection for service on the Tribunal.

(D)                               The construction and interpretation of this Section 21, and all rules of conduct of any arbitration conducted pursuant to this Section 21 (including procedural and evidentiary matters), shall be determined by the Tribunal. Unless otherwise unanimously agreed by the arbitrators, the venue of the arbitration shall be New York, New York.

(E)                                 At the request of any party, the Tribunal may take such interim measures as the Tribunal considers necessary in respect of the Dispute, including measures for the preservation of assets or the conservation of goods.  The Tribunal may require security for the cost of such measures.

(F)                                 The Tribunal shall conduct a hearing as soon as reasonably practicable after a matter has been submitted for arbitration by a party and the members of the Tribunal have been selected. As the Tribunal may direct and without the necessity of subpoenas or other court orders, the parties shall make their agents, employees and witnesses available upon reasonable notice at reasonable times for deposition or for testimony at the hearing and shall respond to requests for documents. An award completely disposing of all Disputes (a “Final Award”) shall be rendered by the Tribunal as soon as reasonably practicable after the hearing. The Tribunal shall not be required to submit a detailed statement of its reasons, but shall set forth concisely in the Final Award the amounts, actions, contractual responsibilities or other remedial conclusions that the Tribunal determines to be appropriate.

(G)                                Each party acknowledges and agrees that in the event either party breaches any of its obligations under this Agreement, the other party would be irreparably harmed and could not be made whole by monetary damages alone. Both parties accordingly agree that the Tribunal shall have the authority to grant any party all appropriate non-monetary relief, including ordering a breaching party to comply fully with its obligations under the Agreement, ordering specific performance or granting temporary or permanent injunctive relief; provided, however, that nothing in this Section 21 shall be construed to limit the Tribunal in awarding monetary damages, whether as a sole remedy or together with remedies for specific performance and/or injunctive relief.

(H)                               Any award made by the Tribunal shall be final and binding upon each party, each of which expressly waives all right to appeal or recourse to any court. The Final Award may be confirmed, and a judgment entered or enforced, in any competent court in the Province of Ontario, Canada.

(I)                                    The fees and expenses of the arbitrators shall be borne equally by the parties, but the Final Award may include such allocations and awards of the arbitrators’ fees and expenses as the Tribunal determines is appropriate.

IN WITNESS whereof this Agreement has been executed on the date first written above.

THOMSON REUTERS CORPORATION

By:
Name:
Title:

THOMSON REUTERS PLC

By:
Name:
Title: